Filed by LGL Systems Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: LGL Systems Acquisition Corp.

Commission File No. 333-256129

August 2021 A special meeting of LGL Systems Acquisition Corp will be held at 12:00 p.m. Eastern Time, on August 10, 2021, in NYC: THE INVISIBLE WAR - CYBER INVESTING TODAY

Disclaimer and Other Considerations 1 This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between IronNet Cybersecurity Inc. (“IronNet”) and LGL Systems Acquisition Corp.(“LGL”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will LGL, IronNet or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents by responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither IronNet nor LGL has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of IronNet or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of IronNet and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward-Looking Statements Certain statements included in this Presentation that are not historical facts are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should, should,” would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of IronNet and LGL and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IronNet and LGL. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of IronNet or LGL is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to IronNet; risks related to the performance of IronNet’s business and the timing of expected business or revenue milestones; the effects of competition on IronNet’s business; the amount of redemption requests made by LGL’s stockholders; the ability of LGL or IronNet to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in LGL’s proxy statement/prospectus filed with the SEC pursuant to Rule 424(b)(3) on August 6, 2021 (the “Proxy Statement/Prospectus”) under the heading “Risk Factors,” and other documents LGL has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither LGL nor IronNet presently know, or that LGL nor IronNet currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LGL’s and IronNet’s expectations, plans or forecasts of future events and views as of the date of this Presentation. LGL and IronNet anticipate that subsequent events and developments will cause LGL’ and IronNet’s assessments to change. However, while LGL and IronNet may elect to update these forward-looking statements at some point in the future, LGL and IronNet specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing LGL’s and IronNet’s assessments of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains forecasted financial information. Such forecasted financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underling such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation , and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. LGL and IronNet assume no obligation to update the information in this presentation.

LGL and IronNet - Overview

LGL SYSTEMS ACQUISITION CORP.

Select Partners of the LGL SPAC Team



Bob LaPenta

45 years of experience

Co-Founding Principal, L3 Technologies; Founder of L-1 Identity Solutions; Former Director of Leap Wireless



John Mega

40 years of experience

Founding Member, L3 Technologies



Robert LaPenta

25 years of experience

Co-Founder, Boundary Group; Former VP of M&A and Corporate Strategy, L-1 Identity Solutions



Marc Gabelli

30 years of experience

President, GGCP



Patrick Huvane

LGL Group



Timothy Foufas

LGL Group



Hendi Susanto

Cyber Technology, Gabelli



Tony Bancroft

Aerospace & Defense, Gabelli



Bob Jacobsen

Ex-President, Systems Division ("GCS") of L3



Matthew Moynahan

Ex-CEO, Forcepoint Cyber Security



Alan Carson

President, Envistacom



Nathan Miller

Portfolio Manager Aerospace Defense



Les Daniels

Operating Partner, AE Industrial



Jason Lamb

CEO, Hard Yards; DARPA



John Vonglis

A&D, Gabelli; Ex-CFO, DoE; Ex-CFO USAF



Mary Gallagher



Michael Martin



Michael Ferrantino

Select Partners of the IronNet Team



General (Ret.) Keith Alexander
Co-CEO and Chairman

World-leading cybersecurity expert; founder of U.S. Cyber Command



Bill Welch
Co-CEO and Board Member

Former President of Duo and COO of ZScaler



Jamie Gerber
Chief Financial Officer

Experienced financial leader



Don Dixon
Co-Founder, Managing Director, ForgePoint Capital



Ted Schlein
Managing Partner, Kleiner Perkins



Mike McConnell
Former Director, National Intelligence, Former Director, National Security Agency



Mike Rogers
Former Chairman, House Permanent Select Committee on Intelligence



Jack Keane
Chairman, Institute for the Study of War, Retired Four-Star General, Former Vice Chief of Staff, US Army



André Pienaar
Managing Partner, C5 Capital



Jan Tighe
Retired Vice Admiral, Former Deputy Chief of Naval Operations for Information Warfare and Director, Naval Intelligence, US Navy

Transaction Details

- IronNet is transforming cybersecurity through Collective Defense, a differentiated platform that uses AI-driven behavioral analytics to detect new, non-signature-based cyberattacks, such as SolarWinds/SUNBURST
- IronNet's unique cloud-based, scalable solution, IronDome, analyzes threat detections across companies within an industrial sector to identify broad attack patterns and provides anonymized intelligence back to all customers in real time
- This transaction is expected to drive further market adoption of IronNet's Collective Defense Platform in a growing $25B security segment and accelerate its innovation-pipeline of additional offerings
- Pro Forma enterprise value of the combined company following the merger is expected to be $927 million, implying a $1.2 billion pro forma equity value assuming no redemptions
- Transaction includes a $125 million fully-committed common stock PIPE at $10.00 per share anchored by one of the world's largest institutional investors with participation from Emles Advisors, Weiss Asset Management, and The Phoenix Insurance Company
- Existing IronNet investors including Bridgewater Associates, ForgePoint Capital, and Kleiner Perkins will be joined by the LGL sponsor group to also invest in the PIPE, enhancing their long-term commitment to IronNet

(1) Further Information found via sec website: https://www.sec.gov/Archives/edgar/data/0001777946/000121390021041010/ea145450-425_lglsystems.htm

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LGL SYSTEMS ACQUISITION CORP.

LGL and IronNet - Overview

IronNet is transforming cybersecurity through AI-driven behavioral analytics and Collective Defense

- **Introducing a fundamentally new layer of defense to address a $25B+ market**
- **The first network effect applied to the cybersecurity industry**
- **Leadership team uniquely capable of transforming the cybersecurity industry**
- **A powerful new business model**

$43m* FY22E (Approx. CY21) Revenue	**78%** FY21E-FY25E Revenue CAGR	**74%** FY22E (Approx. CY21) Gross Profit Margin
90% Software Revenue	**81%** Private Sector Revenue	**39%** International Revenue
1.98T Data Flows Ingested in 2020	**112,806** Cumulative Threat Intel Reports developed	**2,098** IoCs[1] reported in 2020

**Certain financial information updated from company's internal forecasts as of August 10, 2021*

In considering the Business Combination, LGL's board of directors gave considerable weight to the following factors:

- the emergence and expected growth of the cybersecurity sector, particularly in light cybersecurity hacks such as SolarWinds;
- the importance of cybersecurity to the national defense of the United States, especially in light of recent cyberattacks that are suspected to have been facilitated or encouraged by nation states;
- the differentiated products offered by IronNet's Collective Defense Platform;
- the belief of the LGL board of directors that the cybersecurity industry is in the very early stages of development and the total addressable market for IronNet's products is large and growing rapidly;
- the milestones achieved by IronNet in developing its business;
- the market opportunities presented by IronNet's innovative and solutions-oriented products;
- IronNet's experienced management team and recognized leadership, including General Alexander, one of the leaders in the cybersecurity industry;
- the extensive and comprehensive process engaged in by LGL's management in sourcing business combination opportunities; and
- IronNet's potential as a public company.

LGL's board of directors also considered a variety of uncertainties, risks and other potentially negative

- reasons relevant to the Business Combination, including the following:
- IronNet's future financial performance may be impacted by factors outside its control, including
- macroeconomic factors;
- IronNet's business plan and projections may not be achieved;
- even if IronNet's projections are achieved, IronNet anticipates having negative EBITDA through 2025;
- the benefits of the Business Combination may not be achieved or achieved within the expected
- timeframe;
- IronNet's growth initiatives may not be achieved;
- IronNet's insufficient cash to fund its operations and its going concern risk;
- LGL did not obtain a fairness opinion in connection with the Business Combination;
- the liquidation risk to LGL if the Business Combination is not completed;
- the failure to obtain the stockholder vote required for the Business Combination;
- LGL's exclusivity obligations prohibit the pursuit of an alternative business combination;
- the risk that certain closing conditions are out of LGL's control;
- that LGL stockholders will hold a minority position in the Combined Company;
- litigation risk with respect to the Business Combination;
- fees and expenses of the Business Combination;
- potential redemptions by LGL stockholders;
- potential inability to retain the Combined Company's NYSE listing following the Business Combination;
- valuation risk;
- potential conflicts of interests;
- potential distraction to IronNet's operations; and various other risks associated with the business of IronNet, as described in the section entitled "Risk Factors" in the proxy statement/prospectus.

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Disclaimer and Other Considerations 4 DO NOT RELY ON THE FORECASTS TO MAKE INVESTMENT DECISIONS IronNet provided LGL with its internally prepared forecasts. These forecasts were prepared solely for internal use and capital budgeting and other management purposes, are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by investors or holders. You are cautioned not to rely on the forecasts in making a decision regarding the Business Combination, as the forecasts may be materially different than actual results.   The forecasts are based on information as of the date they were made and reflect numerous assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond IronNet’s control, such as the risks and uncertainties described in the section entitled “Risk Factors” appearing elsewhere in the proxy statement/prospectus.   Although the assumptions and estimates on which the forecasts for revenue and costs are based are believed by IronNet’s management to be reasonable and based on the best then-currently available information, the financial forecasts are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond IronNet’s control. While all forecasts are necessarily speculative, IronNet believes that the prospective financial information covering periods beyond twelve months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and forecasted results, and actual results may be materially greater or materially less than those contained in the forecasts. The inclusion of the forecasted financial information in this proxy statement/prospectus should not be regarded as an indication that IronNet or its representatives considered or consider the forecasts to be a reliable prediction of future events, and reliance should not be placed on the forecasts.   The forecasts were provided for use as a component in its overall evaluation of IronNet, and are included in the proxy statement/prospectus on that account. IronNet has not warranted the accuracy, reliability, appropriateness or completeness of the forecasts to anyone, including to LGL, other than representing to LGL in the Merger Agreement that the estimates of IronNet revenues and IronNet operating income/(loss) for fiscal year ended January 31, 2021 set forth in the final materials provided to investors in the Private Placement and filed with the SEC on Form 8-K in connection with the announcement of the proposed Business Combination were prepared in good faith and based on reasonable assumptions. Neither IronNet’s management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of IronNet compared to the information contained in the forecasts, and none of them intends to or undertakes any obligation to update or otherwise revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the forecasts are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. IronNet will not refer back to these forecasts in its future periodic reports filed under the Exchange Act.   IronNet does not as a matter of course make public projections as to future sales, earnings or other results. However, IronNet’s management has prepared the prospective financial information set forth below to present the key elements of the forecasts provided to LGL. The prospective financial information included in this document has been prepared by, and is the responsibility of, IronNet’s management.

Disclaimer and Other Considerations 5 Important Information and Where to Find It This presentation relates to a proposed transaction between LGL Systems Acquisition Corp. (“LGL”) and IronNet Cybersecurity, Inc. (“IronNet”). LGL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which was declared effective on Friday, August 6, 2021 by the SEC, that includes a proxy statement to be distributed to LGL’s stockholders in connection with LGL’s solicitation of proxies for the vote by LGL’s stockholders in connection with the proposed business combination and other transactions described in the Registration Statement, as well as a prospectus relating to the offer of LGL’s securities to be issued to IronNet’s stockholders in connection with the completion of the proposed business combination described in the Registration Statement. LGL has mailed the definitive proxy statement/prospectus to stockholders of LGL as of the record date of July 19, 2021. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfns.ai. Participants in the Solicitation LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of proxies from LGL’s stockholders in connection with the proposed transactions described in the Registration Statement and the interests that such persons have in the proposed business combination are set forth in the proxy statement/prospectus included in the Registration Statement. No Offer or Solicitation This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.